Free Writing Prospectus
Filed Pursuant to Rule 433
April 16, 2007
Registrant Statement No. 333-134992

MINES MANAGEMENT INC. MARKETED OFFERING OF UNITS – FINAL TERMS	April 16, 2007
ISSUER:	Mines Management Inc. (the "Company")
ISSUE:	6,000,000 Units
AMOUNT:	US$30,000,000 / C$33,900,000
ISSUE PRICE:	US$5.00 / C$5.65 per Unit
UNITS:	Each Unit consists of one Common Share ("Share") and one-half of a Common Share Purchase Warrant ("Warrant") of the Company.
COMMON SHARE PURCHASE WARRANT:
Each whole Warrant will entitle the holder to acquire one Share from the Company at a price per Share of US$5.75 for a period of 60 months following Closing. The Warrant Agreement governing the Warrants includes various anti-dilution provisions, including in the event the Company issues rights, options or warrants to holders of its common stock at an exercise price of less than 95% of the then current market price (as defined in the Warrant Agreement) that expire within 45 days of the record date for distribution of such rights, options or warrants.
OVER-ALLOTMENT OPTION:
The Company has granted the Underwriters an option, exercisable for a period of up to 30 days from Closing, to purchase up to an additional 15% of the Issue at the Issue Price to cover over-allotments, if any.
USE OF PROCEEDS:
Net proceeds of the offering will be used to fund a portion of the cost of a two year advanced exploration and underground drilling program at the Company's Montanore Silver-Copper Project in Montana and for general corporate and working capital purposes. To complete the project the issuer will need to raise US$10.0 million of additional funds through equity, debt or other financings.
LISTING:
The Shares trade on the Toronto Stock Exchange under the symbol "MGT" and on the American Stock Exchange under the symbol "MGN". The Warrants will trade on the Toronto Stock Exchange under the symbol "MGT.WT.U".
FORM OF OFFERING:
Public offering in the United States by way of prospectus supplement to a U.S. shelf registration statement and related shelf prospectus dated June 27, 2006. Public offering in all provinces of Canada (except Quebec) by way of a supplement to a shelf prospectus filed pursuant to the Multijurisdictional Disclosure System and dated March 13, 2007. Offers may be directed to persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospective Directive ("Qualified Investors"). In addition, in the United Kingdom, the offering may be directed to Qualified Investors meeting other specified requirements.

FORM OF UNDERWRITING:
Marketed offering, subject to a mutually acceptable underwriting agreement containing "market out", "disaster out", "regulatory out", "litigation out" and "material adverse change out" clauses running to Closing.
ELIGIBILITY FOR INVESTMENT:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs and DPSPs.
UNDERWRITERS:	TD Securities Inc., Blackmont Capital Inc., Salman Partners Inc., Cormark Securities Inc. and Raymond James Ltd (and/or their U.S. affiliates, as applicable).
UNDERWRITING FEE:	6.0%.
SELLING CONCESSION:	US$0.15 / C$0.17
CUSIPs:	Unit — 603432 204 (Used for ticketing only — Unit will not trade) Common Share — 603432 105 Warrant — 603432 113
CLOSING:	April 20, 2007

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities collect at 1-212-827-7879.